UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report: March 31, 2011

Commission file number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, including preferred share purchase rights, par value $0.01	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

Seaspan Corporation hereby amends the description of its common shares found in Item 1 of the Form 8-A originally filed August 2, 2005, to read in its entirety as set forth below. References in this Registration Statement to “Seaspan,” “we,” “our,” “us” or similar terms refer to Seaspan Corporation and its subsidiaries. References to our Manager are to Seaspan Management Services Limited and its wholly owned subsidiaries, which provide us with all of our technical, administrative and strategic services.

Item 1 — Description of Registrants’ Securities to be Registered.

Under our articles of incorporation, our authorized shares consist of 200,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 65,000,000 shares of preferred shares, par value $0.01 per share. All Class B common shares have converted on a one-for-one basis into Class A common shares.

Our articles of incorporation have previously been filed as exhibit 3.1 to Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005. In connection with our offerings of our Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares, we filed Statements of Designation with respect to our Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands. Under the Marshall Islands Business Corporations Act, the Statements of Designation are deemed amendments to our Articles of Incorporation. The Series A Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on February 2, 2009. The Series B Statement of Designation was previously filed as Exhibit 3.1 to our Report on Form 6-K filed on June 4, 2010. The Series C Statement of Designation was previously filed as Exhibit 3.3 to our Report on Form 8-A12B filed on January 28, 2011.

As of December 31, 2010, 200,000 Series A Preferred Shares, 260,000 Series B preferred shares, no Series C Preferred Shares, 68,601,240 Class A common shares, no Class B common shares and 100 Class C common shares were issued and outstanding. In January 2011, we issued 10,000,000 Series C Preferred Shares. Our Class A common shares are listed on the New York Stock Exchange under the symbol “SSW”.

The Series A Preferred Shares will automatically convert into Class A common shares at a conversion price of $15.00 at any time on or after January 31, 2014 if the average closing price of the trailing 30 trading days of the Class A common shares is equal to or greater than $15.00. If at any time on or after January 31, 2014, the average closing price over the trailing 30 trading days of our Class A common shares is less than $15.00, we have the option to convert the Series A Preferred Shares at a conversion price of $15.00 and pay the holders of the Series A Preferred Shares 115% of the difference between the conversion price and average closing price of the trailing 30 trading days of the Class A common shares, payable in cash or Class A common shares at our option. The initial liquidation preference of the Series A Preferred Shares is $1,000 per share, subject to adjustment. No dividend will be payable in respect of the Series A Preferred Shares until March 31, 2014. Instead, the liquidation preference of the Series A Preferred Shares will increase at a rate of 12% per annum until January 31, 2014, compounded quarterly. If on January 31, 2014, the Series A Preferred Shares have not converted to Class A common shares, the liquidation preference of the Series A Preferred Shares will increase at a rate of 15% per annum, compounded quarterly. Commencing on March 31, 2014, the holders of our Series A Preferred Shares may elect to receive cash dividends in lieu of such guaranteed increases in liquidation preference.

Series B and Series C Preferred Shares are not convertible into Class A common shares. A description of the terms and rights (including any voting rights and rights to distributions) of our Series A, B and C Preferred Shares, including rights relative to our Class A common shares, is set forth under the caption “Description of Capital Stock—Preferred Stock” in our prospectus filed with the SEC on January 25, 2011 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, which portion of such prospectus is deemed to be incorporated herein by reference.

The necessary actions required to change the rights of shareholders and the conditions governing the manner in which annual general meetings and special meetings of shareholders are convened are described in our bylaws filed as Exhibit 3.2 to Form F-1 (File No. 333-126762) filed with the SEC on July 21, 2005.

Class A Common Shares

Under our articles of incorporation, our Class A common shares may receive quarterly dividends as described below under “—Dividends.” The Class A common shares have the voting rights described below under “—Voting.”

Class B Common Shares

All Class B common shares have converted on a one-for-one basis into Class A common shares.

Class C Common Shares

Our Manager owns Class C common shares that are entitled to share in incremental dividends if target dividend levels have been met as described below under “—Dividends.” Class C common shares will not convert to Class A common shares. The Class C common shares have the voting rights described below under “—Voting.”

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend. In the discussion below, we refer to the quarterly dividend of $0.425 per share as our “base dividend.”

All dividends paid to shareholders will be treated as either a dividend from operating surplus (as defined below and in our articles of incorporation) or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering in August 2005 equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

We will pay dividends on our common shares from operating surplus, if any, for any quarter, in the following manner:

•	first, 100% to all Class A common shares, pro rata, until they receive $0.425 per share;

•

second, 100% to all Class A common shares, pro rata, subject to the right of the Class C common shares to share in incremental dividends, based on specified sharing ratios, once dividends on the Class A common shares reach specified target levels beginning with $0.485 per share, and we have an adequate operating surplus to pay such a dividend.

The following table further details this allocation among the Class A common shares and Class C common shares:

		Allocation of Incremental Operating Surplus Paid—as a Dividend
	Quarterly Common Share Dividend—Target Amount	Class A Common Shares	Class C Common Shares

Below First Target	up to $0.485	100%	0%

First Target	above $0.485 up to $0.550	90%	10%

Second Target	above $0.550 up to $0.675	80%	20%

Third Target	above $0.675	75%	25%

Liquidating dividends will be paid to Class A common shares and will not be paid to Class C common shares.

Operating Surplus. Operating surplus generally means:

•	$15.0 million (which may be increased to $30.0 million as described below); plus

•

all of our cash receipts after the completion of our initial public offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•

interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than our Contracted Fleet (as such term is defined in our amended and restated articles of incorporation)) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued to finance the construction projects described in the immediately preceding bullet; less

•

all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends; less

•

cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including dry-docking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose; less

•	the amount of cash reserves established by our board of directors for future (1) operating expenditures and (2) maintenance capital expenditures.

The $15.0 million amount in the first bullet point above may be increased by our board of directors to $30.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our Class A common shares. Expenditures in the fifth bullet above are referred to as “operating expenditures” and those in the sixth bullet are referred to as “maintenance capital expenditures.” When the term “interest” is used in the bullets above, it includes periodic payments made by us under interest rate swap agreements.

As described above, our operating surplus for determining whether we are paying ordinary dividends or liquidating dividends does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $30.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

In return for the fee we pay our Manager for the technical management of our vessels, our Manager is responsible for all maintenance capital expenditures for our vessels other than extraordinary items described in our management agreement. That fee is treated as an operating expenditure and deducted in determining our operating surplus. As a result, we will not separately deduct a maintenance capital item so long as we continue our existing arrangement with our Manager or a similar arrangement regarding technical services for our vessels.

Our articles of incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends. In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•	sales or other dispositions of vessels; and

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

Adjustment of Base Dividend and Target Dividend Amounts. The base dividend and target dividend amounts for the Class C common shares are subject to downward adjustment in the case of liquidating dividends. The base dividend and the target dividend amounts will be reduced in the same proportion that the liquidating dividend had to the fair market value of the Class A common shares prior to the payment of the dividend. If the Class A common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the ex-dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend and the target dividend levels.

Voting

The Class A common shares each have one vote. A majority of the Class A common shares shall constitute a quorum. The Class C common shares have no voting rights except (i) that any amendment to the articles of incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, which would increase or decrease the aggregate number of authorized Class C common shares, increase or decrease the par value of the Class C common shares, or alter or change the powers, preferences or rights of the Class C common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the Class C common shares and (ii) for so long as our management agreement has not been terminated, any proposed amendment to our purpose as set forth in our articles of incorporation must be approved by not less than a majority of the votes entitled to be cast by the holders of the Class C common shares.

There are no limitations on the rights to own our Class A common shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares imposed by the laws of the Republic of the Marshall Islands or by our articles of incorporation or bylaws.

Shareholder Rights Agreement

We have in place a shareholder rights agreement that may have the effect of delaying, deferring or preventing a change in control of Seaspan. The shareholder rights agreement has been filed as exhibit 10.7 to our Form F-1/A (File No. 333-126762), filed with the SEC on August 4, 2005. In connection with an offering of our Series A Preferred Shares, we amended the shareholder rights agreement. Amendment No. 1 to the shareholder rights agreement has been filed with the SEC as an exhibit to our Report on Form 6-K of February 2, 2009. The shareholder rights agreement, as amended, is hereby incorporated by reference into this Registration Statement.

Item 2 — Exhibits.

1. Amended and Restated Articles of Incorporation of Seaspan Corporation (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

2. Bylaws of Seaspan Corporation (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

3. Specimen Share Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: March 31, 2011

	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer